UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                                Java Group, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                  471888 10 7
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                                 (CUSIP Number)


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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP No. 471888 10 7                                          Page 2 of 4 Pages
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Robert P. Gillingham
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      Canada
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                  5     Sole Voting Power
  Number of
   Shares               1,750,000
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             NA
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        1,750,000
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        NA
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,750,000
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|

      NA
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11    Percent of Class Represented By Amount in Row (9)

      23.1%
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12    Type of Reporting Person*

      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Name and Address of Issuer.

     (a) This statement relates to Java Group, Inc., a Delaware corporation (the "Company").

     (b) The principal executive offices of the Company are located at 404-999 Canada Place, Vancouver, British Columbia, Canada V6C 3E2.

Item 2.   Identity and Background.

     (a)  This statement is filed by Robert P. Gillingham.

     (b) The principal business address of Mr. Gillingham is 404-999 Canada Place, Vancouver, British Columbia, Canada V6C 3E2.

     (c)  Mr. Gillingham is a citizen of Canada.

     (d) This statement relates to the common stock, par value $.0001 per share (the "Common Stock") of the Company.

     (e)  The CUSIP number of the Company is 471888 10 7.

Item 3.   Not Applicable.

Item 4.   Ownership.

     (a)  Mr. Gillingham owns beneficially 1,750,000 shares of Common Stock.

     (b)-(c) Items 5-9 and 11 of the cover page of this Schedule 13G, which relate to the beneficial ownership of shares by Mr. Gillingham, are hereby incorporated by reference in response to this item.

Item 5.   Not Applicable.

Item 6.   Not Applicable.

Item 7.   Not Applicable.

Item 8.   Not Applicable.

Item 9.   Not Applicable.

Item 10.  Not Applicable.


                                Page 3 of 4 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997


                                                 /s/ Robert P. Gillingham
                                               ---------------------------------
                                                    Robert P. Gillingham


                                Page 4 of 4 Pages